August 9, 2013

VIA EDGAR AND FEDERAL EXPRESS
Jeffrey P. Riedler
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.W.
Washington, DC 20549

Re:	NMI Holdings, Inc.
Registration Statement on Form S-1
Filed June 21, 2013
File No. 333-189507
Dear Mr. Riedler:
On behalf of NMI Holdings, Inc., a Delaware corporation (the “Company” and, together with its subsidiaries, “National MI”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided in your letter, dated July 18, 2013, with respect to the confidential draft Registration Statement referenced above. We have included in this letter, where relevant, responses forwarded to us by representatives of the Company regarding the Staff's comments relating to the filing referenced above. For the Staff's convenience, the text of the Staff's comments is set forth below in bold, followed in each case by the Company's response.
With this letter, the Company is filing an amendment (“Amendment No. 1”) to the Registration Statement on Form S-1. We are providing supplementally to the Staff six copies of Amendment No. 1 blacklined to show the changes to the draft Registration Statement we submitted to you on June 21, 2013.

All page references in the responses set forth below are to the pages of Amendment No. 1 to the Registration Statement filed with the Commission. All capitalized terms used but not defined herein have the meanings given to them in Amendment No. 1 to the Registration Statement.

1.
Please note that where we provide examples or references to portions of your filing to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filings that we have not cited as examples, please make the appropriate changes elsewhere in the filing in accordance with our comments.

The Company confirms its understanding of the Staff's comment and has made appropriate changes throughout Amendment No. 1.

2.	Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

The Company confirms its understanding of the Staff's comment and has submitted additional exhibits for the Staff's review with Amendment No. 1.

3.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company respectfully submits to the Staff that it is not aware of any written communications or research reports that are responsive to Comment 3. As the Registration Statement is a resale registration statement, it is not known what, if any, shares of the Company's common stock will be offered or sold pursuant to the Registration Statement or which broker-dealers will participate in the offering. The holders of the registered shares will make decisions as to what shares will be offered and what broker-dealers will participate in any offerings made pursuant to the Registration Statement. As described below, FBR Capital Markets & Co. (“FBRC”) acted as the initial purchaser and placement agent in the Company's exempt placement of common stock in April of 2012 (the “Private Offering”). Given its role in the Private Offering, it is likely that FBRC will be a broker-dealer that participates in one or more offerings under the registration statement. At this time, however, neither the Company nor any holder of the Company's common stock has instructed FBRC to act for it in connection with any such offering.
The Company advises the Staff that commencing on May 24, 2012 and continuing until May 20, 2013, FBRC distributed certain private research reports (the “Communications”) to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) (“QIBs”) and also to “accredited investors” (as defined in Rule 501 under the Securities Act) who purchased shares in the Private Offering. For the reasons discussed below, the Company respectfully submits to the Staff that it does not believe that these communications are of the types requested by Comment 3.
As part of its investment banking business, FBRC regularly acts as placement agent and initial purchaser for equity offerings to its buy-side accounts in transactions exempt from registration under the Securities Act. The typical size of these institutional private placement transactions generally range between $200 million and $600 million, and FBRC markets such transactions to QIBs and accredited investors and persons who are not “U.S. Persons” (as defined in Rule 902 under the Securities Act), all of whom have a pre-existing relationship with FBRC or the issuer of the securities.
On April 24, 2012, the Company completed the Private Offering that raised approximately $550 million in aggregate proceeds, and FBRC acted as initial purchaser and placement agent for the Private Offering.
FBRC's trading desk begins facilitating private trades among its customers following the closing of a private placement transaction. To give its customers additional transparency regarding these investments, FBRC operates an information site called FBRPlus, which is accessible through Bloomberg terminals. FBRPlus is accessible only to QIBs who have executed an access agreement with FBRC, and a related website hosted by FBRC called FBRPrivate, which is accessible only to accredited investors who are existing shareholders of the private issuer. The FBRPlus and FBRPrivate sites include information about the private issuer and its securities, such as historical private trading prices and volumes.
FBRC's independent research department will, under certain circumstances, initiate research coverage on a private issuer and produce research reports so that qualified buy-side accounts can benefit from the views of FBRC's research department. To ensure that these private research reports are not disseminated beyond qualified customers, FBRC posts the private reports to the FBRPlus and FBRPrivate sites in a view-only format that cannot be downloaded, printed or forwarded. Customers to whom FBRC has given access can only review the information on-screen while accessing the restricted sites. These procedures were followed in connection with the Communications.
The Company respectfully submits to the Staff that due to (1) the restricted distribution of the Communications, (2) the purpose of the Communications being to inform private investors, and (3) the fact that FBRC was not at the time of the Communications (and is not now) acting for any potential offerors in connection with any potential offerings under the Registration Statement, the Company does not believe that any of the Communications constitute communications or research reports of the type referred to in Comment 3.
However, if the Staff would like to review the Communications, the Company would propose to supplementally furnish the Staff with copies of the Communications on a confidential basis with the understanding that after the Staff has completed its review of the registration statement, it will return the Communications to the Company.

4.
We note there is no public market for your shares of common stock, although you intend to seek quotation on the Over-the-Counter Bulletin Board. As such, please specify on the cover page and in the “Plan of Distribution” section, as appropriate, the price, or a bona fide range, at which the common shares will be offered to the public and indicate that once the securities are quoted on the OTCBB, they will be sold at prevailing market prices or at negotiated prices.

In response to the Staff's comment, the cover page of Amendment No. 1 and the “Plan of Distribution” section have been revised to clarify that there has not been a public market for our shares, and because all of the shares offered under the prospectus will be offered by the selling stockholders, we cannot currently determine the price or prices at which the shares may be sold under the prospectus.

Prospectus Cover Page

5.	Please include your company name on the cover page of the prospectus as required by Item 501(b)(1) of Regulation S-K.

In response to the Staff's comment, the cover page of the prospectus has been revised to include the Company name.
Company Overview, page 1

6.	Please expand the discussion to indicate that as of March 31, 2013, you have not written any mortgage insurance.

In response to the Staff's comment, the Company has updated the Registration Statement to indicate that the Company commenced writing business in April 2013. The Company has provided the insurance-in-force, risk-in-force and premiums written through June 30, 2013 throughout Amendment No. 1. See, for example, pages 1, 54, 57, 63 and 68 of Amendment No. 1.
Prospectus Summary-Risk Factors, page 4

7.	Please expand you summary of risk factors to include a brief description of the following risks:

•	That you have a history losses and expect to continue to incur losses; and

•
That you and certain of your officers are defendants in the PMI lawsuit, which if you are unsuccessful in defending, could prevent you from obtaining the remaining required licenses, subject you to significant monetary damages, or result in the removal of the officers involved.

In response to the Staff's comment, the Company has revised the summary of risk factors to include a description of the specified risks. Please refer to pages 4 and 5 of Amendment No. 1.
Risk Factors
“We are a recently formed development stage corporation...” page 10

8.	Please revise the second sentence of the heading of this risk factor to clarify that you have no operating history on which investors or you may rely for purposes of projecting your future operations.

In response to the Staff's comment, the company has revised the heading of this risk factor. Please refer to page 11 of Amendment No. 1.
If we are unable to enhance, augment and maintain our...” page 11

9.
Please revise this risk factor to clarify that, as you state on page 52, you have determined that IMS cannot effectively support your business needs. In addition, please expand this risk factor to describe the risk that, as you describe on page 99, your GSE Approval is conditioned on your having and maintaining a fully operational technology platform.

In response to the Staff's comment, the Company has revised the risk factor as requested. Please refer to page 13 of Amendment No. 1.
“We currently intend to perform a post-close underwriting review...” page 13

10.	Please revise the heading and text of this risk factor to identify any additional risks of authorizing third-party lenders to bind insurance coverage on your behalf.

In response to the Staff's comment, the Company has revised the risk factor as requested. Please refer to page 15 of Amendment No. 1.
11.Please define “risk-in-force” the first time you use the term.

In response to the Staff's comment, the Company has defined “risk-in-force” the first time the term is used. Please refer to page 1 of Amendment No. 1.
“We have reported net losses for the most recent year...” page 14

12.
Please revise the heading and text of this risk factor to clarify that you have reported net losses since inception. In addition, due to its potential significance to investors, please move this risk factor up to the beginning of this section after “We are a recently formed development stage corporation...”

In response to the Staff's comment, the Company has revised the risk factor as requested. Please refer to pages 11 - 12 of Amendment No. 1.
“The mortgage market is dominated by the largest mortgage originators...” page 15

13.	Please revise your disclosure to specify the approximate number of mortgage originators that dominate the mortgage market that makes up your potential customer base.

In response to the Staff's comment, the Company has revised its disclosure. Please refer to page 17 of Amendment No. 1.
“Estimating future losses and the timing of future losses...” page 18

14.	Please expand this risk factor to describe the following risks:

•	That your lack of operating history adds to the speculative nature of your loss estimates; and

•
That you expect due the nature of your business that your losses will increase after the first two to three years of operations and that therefore your operating history will continue to be an unreliable indicator of future performance for at least the next few years.

In response to the Staff's comment, the Company has expanded the specified risk factor. Please refer to page 20 of Amendment No. 1.
“As a condition of obtaining approval from Freddie Mac...” page 19

15.	Please expand this risk factor and revise the heading, as appropriate, to describe any other risks to your business posed by not being rated by a nationally recognized statistical rating organization, such as any impact on your ability to compete with other insurers who do have a rating.

In response to the Staff's comment, the Company has expanded the specified risk factor. Please refer to pages 21 - 22 of Amendment No. 1.
“If we are unsuccessful in our efforts to attract, train and retain qualified personnel...page 19

16.	Please expand this risk factor to identify any key personnel other than your management team.

In response to the Staff's comment, the Company has expanded the specified risk factor. Please refer to page 22 of Amendment No. 1.
“Changes in the business practices of the GSEs...” page 26

17.	Please revise this risk factor to explain what you mean by “includes a target of $30 billion of unpaid principal balance in risk-sharing transactions.”

In response to the Staff's comment, the Company has expanded the specified risk factor. Please refer to pages 28 - 29 of Amendment No. 1.
“Our insurance subsidiary is subject to state insurance department...” page 27

18.	Please combine this risk factor with or move it up to follow the risk factor on page 14 captioned “NMIC is required to maintain minimum capital...”

In response to the Staff's comment, the Company has moved the risk factor as requested. Please refer to page 16 of Amendment No. 1.
“We do not anticipate paying any dividends...” page 32

19.	Please expand the discussion to state that:

•	you have not declared or paid dividends in the past;

•	you currently do not have earnings from which dividends may be paid; and

•	currently only appreciation in the price of your common stock, which may never occur, will provide a return to investors.
In response to the Staff's comment, the Company has expanded its discussion regarding the payment of dividends. Please refer to page 34 of Amendment No. 1.
Our History, page 43

20.	Please expand the discussion to provide a brief discussion of the development of MAC's business including the extent of its mortgage insurance operations.

In response to the Staff's comment, the Company has expanded its discussion regarding the development of MAC's business. Please refer to pages 5 and 45 of Amendment No. 1.

Selected Financial Data, page 45

21.
Please revise the consolidated statements of operations and statements of cash flows for the Predecessor, shown on pages 8-9, 46-47 and 61-62, to cover the periods from January 1, 2012 to April 24, 2012 and July 6, 2009 (inception) to April 24, 2012 or tell us the basis for your presentation.

The Company respectfully advises the Staff that the basis of its presentation showing the period ending March 31, 2013 instead of April 24, 2012 was to present a period end consistent with the period end for the interim financial period ended March 31, 2013. The Company further advises the Staff that the activity that transpired from April 1, 2012 through April 24, 2012 was not meaningful. However, in response to the Staff's comment, the Company has included the period through April 24, 2012 in the Registration Statement. Please refer to pages 9 - 10, 48 - 49 and 66 - 67 of Amendment No. 1.
Management's Discussion and Analysis of Financial Condition and Results of Operations Factors Affecting Our Operating Results
Start-up Operations-State Licensing, page 50

22.
Please expand your disclosure to explain why you withdrew your application for a certificate of authority in Florida and when and/or under what circumstances you expect to resubmit your application. In addition, please expand your disclosure to identify which remaining states require approval of your rates and/or policy forms before you may issue insurance policies in those states.

In response to the Staff's comment, the Company has revised its disclosure in the Registration Statement to indicate that it intends to refile its application for a certificate of authority in Florida by mid-August 2013. Please refer to pages 2, 13, 52 and 87 of Amendment No. 1. The Company respectfully advises the Staff that, as disclosed in the Registration Statement, the Company withdrew its initial application in Florida in response to a request from the FL OIR to do so. The Company can only speculate at this time the basis on which the FL OIR requested withdrawal of the application; the FL OIR has not provided any documentation indicating the reasons for its request nor has it issued a formal denial of the application setting forth the grounds for denial. Therefore, the Company believes that it could be potentially misleading to investors to speculate on the basis for the FL OIR's request in the Registration Statement and believes that it has disclosed all material information regarding its application in Florida, including all material risks, to investors. The Registration Statement is clear that although the Company plans to resubmit its application, that the application may not ultimately be approved and that the Company may not be able to conduct business in Florida and that if the Company does not receive certificates of authority in all states, the volume of business the Company is able to write may be adversely affected. Please see pages 14 and 53 of Amendment No. 1.

23.
Please expand your discussion of the PMI lawsuit on page 51 and the related risk factor on page 23 captioned “We, as well as certain of our officers, are party to a lawsuit...” to identify the officers other than your chief executive officer and chief financial officer that are parties to the lawsuit whom you may be required to remove and replace in the event of an adverse outcome in the litigation.

In response to the Staff's comment, the Company has expanded its discussion regarding the PMI lawsuit and the related risk factor. Please refer to pages 25 - 26 and 53 of Amendment No. 1.

Development of our IT Platform, page 52

24.	Please expand your disclosure to specify the third party industry systems with which you believe you will need to connect and those with which you expect to be integrated by mid-2014.

In response to the Staff's comment, the Company has revised its disclosure regarding third party industry systems. Please refer to pages 54 - 55 of Amendment No. 1.
Development of our Customer Base, page 53

25.
Please revise your disclosure to explain what you mean by “substantial progress within each of the segments” here and “significant progress in engaging these lenders” in the related risk factor captioned “Our inability to timely attract and retain the largest mortgage originators...” on page 14.

In response to the Staff's comment, the Company has revised its disclosure. Please refer to pages 16 and 56 of Amendment No. 1.
New Business Writings, page 53

26.	We note you have $150 thousand in risk-in-force as of May 31, 2013. Please expand the discussion to indicate the number of mortgage insurance policies this dollar amount represents.
In response to the Staff's comment, the Company has expanded its discussion to indicate the number of mortgage insurance policies $150,000 in risk-in-force represents. Please refer to page 57 of Amendment No. 1.
Losses Incurred, page 55

27.	Please expand the discussion to indicate the basis for the estimated frequency of claims and severity of loss.

In response to the Staff's comment, the Company has expanded its discussion regarding the basis for the estimated frequency of claims and severity of loss. Please refer to page 59 of Amendment No. 1.
Qualified Mortgage Rule, page 56

28.	Please revise your disclosure here and on page 106 to explain what you mean by “Loans that are QM benefit from a statutory presumption from civil liability under the Dodd‑Frank Act.”

In response to the Staff's comment, the Company has revised its disclosure. Please refer to pages 60, 61, 117 and 118 of Amendment No. 1.
Competition with FHA, page 57

29.	Please revise your disclosure to define “Ginnie Mae.”

In response to the Staff's comment, the Company has revised its disclosure to define “Ginnie Mae.” Please refer to page 62 of Amendment No. 1.
Liquidity and Capital Resources, page 59

30.	Please revise your disclosure to explain what you mean by “leverage [your] fixed expenses” to improve you return on capital.

In response to the Staff's comment, the Company has revised its disclosure. Please refer to pages 63 and 64 of Amendment No. 1.
Share-Based Compensation, page 68

31.
Expand your disclosure to state for each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option. Indicate how you determined the fair value of your common stock and whether the valuation used to determine the fair value of the common stock was contemporaneous or retrospective.

In response to the Staff's comment, the Company has expanded its disclosure regarding share-based compensation. Please refer to pages 75-78 of Amendment No. 1.
Business
Sales and Marketing and Competition-Sales and Marketing, page 85

32.	Please revise your disclosure to specify how many of the 60 sales employees you have hired to date and when you expect to be fully staffed.

In response to the Staff's comment, the Company has revised its disclosure regarding its sales employees. Please refer to page 95 of Amendment No. 1.
Investment Portfolio, page 97

33.	Please revise your disclosure to identify the third-party investment management company that managed your portfolio.

In response to the Staff's comment, the Company has revised its disclosure to identify the third party management company that managed its portfolio. Please refer to page 108 of Amendment No. 1.
Compensation
Summary Compensation Table, page 118

34.
Please revise the introductory paragraph or the footnotes to the table to identify the individual whose employment status changed and the nature of the change. In addition, please explain why the equity awards to Mr. McCourt were forfeited.

In response to the Staff's comment, the Company has revised its disclosure. Please refer to page 129 of Amendment No. 1.

Other Compensation Programs and Practices-Perquisites, page 122

35.	Please disclose the flat dollar amount to be paid in lieu of perquisites to your named executive officers.

In response to the Staff's comment, the Company has included an expanded discussion of perquisites in the Registration Statement. Please refer to page 133 of Amendment No. 1.
NMI Holdings, Inc.
Consolidated Financial Statements for the Period Ended March 31, 2013
Notes to Consolidated Financial Statements
9. Commitments and Contingencies, page F-16

36.	Please disclose the capitalization, operational and reporting conditions, imposed by Fannie Mar and Freddie Mac in connection with their approval of NMIC as a qualified mortgage insurer.

In response to the Staff's comment, the Company has disclosed the capitalization, operational and reporting conditions imposed by Fannie Mae and Freddie Mac in connection with their respective approvals of NMIC as a qualified mortgage insurer. Please refer to pages F-16 and F-17 of Amendment No. 1.
14. Statutory Financial Information, page F-20

37.	Please provide the following disclosure or tell us why your believe that this disclosure is not required:

•
Disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to the entity's statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, clarify in the disclosure.

•	Disclose the amount of retained earnings that is restricted or free of restriction for payment of dividends to NMI Holdings, Inc. shareholders. Refer to Rule 4-08(e) (1) of Regulation S-X.

•	Disclose the amounts of restricted net assets of subsidiaries as of December 31, 2012 or tell us how your current disclosure meets the objective of Rule 4-08(e) (3) of Regulation S‑X.
In response to the Staff's comment, the Company has included additional disclosure regarding statutory financial information in the Registration Statement. Please refer to pages F-21 and F-22 of Amendment No. 1.

NMI Holdings, Inc.
Consolidated Financial Statements for the Year Ended December 31, 2012
Statement of Operations, page F-24

38.	Please present net loss per share on the statements of operations for all periods presented for NMI Holdings, Inc.

In response to the Staff's comment, the Company has included a disclosure of net loss per share for all periods presented in the Registration Statement. Please refer to page F-26 of Amendment No. 1.
Notes to Consolidated Financial Statements
14. Statutory Financial Information, page F-40

39.	Please provide the following disclosure or tell us why your believe that this disclosure is not required:

•
Disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to the entity's statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, clarify in the disclosure.

•	Disclose the amount of retained earnings that is restricted or free of restriction for payment of dividends to NMI Holdings, Inc. shareholders. Refer to Rule 4-08(e) (1) of Regulation S-X.

•	Disclose the amounts of restricted net assets of subsidiaries as of December 31, 2012 or tell us how your current disclosure meets the objective of Rule 4-08(e) (3) of Regulation S‑X.
In response to the Staff's comment, the Company has included additional disclosure regarding statutory financial information in the Registration Statement. Please refer to the Company's response to Comment 37 and to pages F-41 and F-42 of Amendment No. 1.
Part II, Item 16. Exhibits and Financial Statement Schedules, page II-4

40.	Please file copies of the following agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K:

•	Agreements with the GSEs reflecting the terms and conditions of your GSE Approval;

•	Agreement with MAC Financial Ltd. to acquire MAC; and

•	Stock purchase agreements or form thereof from your April 2012 financing
In response to the Staff's comment, the Company has filed the agreements with the GSEs and the agreements with MAC Financial Ltd. as requested, which are included in the Registration Statement as Exhibits 2.1, 2.2, 99.1 and 99.2. The Company respectfully submits to the Staff that the Company does not have any ongoing obligations under the stock purchase agreements from its April 2012 financing and does not believe that these agreements are responsive to the exhibits required to be filed pursuant to Item 601 of Regulation S-K. However, the Company is providing the form of stock purchase agreements supplementally under separate cover to the Staff on a confidential basis so that the Staff may review the agreements.

*        *        *
If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1314 or Alison M. Zieske at (212) 403-1107.
Very truly yours,
/s/ David E. Shapiro
David E. Shapiro

Enclosure
cc:    Glen Corso (NMI Holdings, Inc.)